Exhibit 99.1

Cuprina Provides Update on Research Studies
with Three Leading Education Institutes

SINGAPORE, June 30, 2025 -- Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical and biotechnology company dedicated to the development and commercialization of products for the management of chronic wounds and infertility, as well as cosmeceuticals for the health and beauty sector, today provided an update on progress achieved in relation to three studies carried out with institutes of higher learning. The studies, each one year in length, were aimed at helping Cuprina and these institutes jointly produce collagen peptide molecules derived from American bullfrog skin. These peptides, as well as their short chain variants, are widely considered to be useful in the manufacture of an array of medical, pharmaceutical, nutraceutical and cosmetic products.

The first study was performed pursuant to a consultancy proposal (“CP”) signed in February 2024 with Republic Polytechnic (“RP”), an institute of higher learning under the purview of the Ministry of Education in Singapore. Under this agreement, Cuprina and RP collaborated to generate bullfrog collagen peptides that can be sold as is or separated and sold as individual peptide fragments.

Since the completion of this consultancy proposal in February 2025, Cuprina has identified a method to generate a series of these peptides that can potentially be used for cosmeceutical applications including skin moisturization, collagen remodeling, and other commercial applications. Cuprina is currently in the process of pursuing marketing opportunities for these peptides with a number of cosmeceutical entities.

Cuprina’s second study, a research collaboration agreement (“RCA”) which commenced in October 2024, was signed with the Institute for Health Innovation and Technology at the National University of Singapore, Singapore’s flagship university that offers a global approach to education, research and entrepreneurship. Joint research from this agreement is aimed at exploring the viability of using bullfrog collagen peptides in the production of 3D printable wound care dressings for a variety of research and clinical applications. Funding for this research is supported by the National Additive Manufacturing Innovation Cluster Singapore, a national platform hosted by the Agency for Science, Technology and Research.

Currently, Cuprina is performing testing aimed at measuring the effect of integrating bullfrog collagen into the structure of microneedling patches, which contain tiny needles that allow active ingredients to penetrate deeper into the skin and enhance wound healing. If these tests prove successful, these new patches could help to control the inflammation that typically impedes wound healing.

The third study is an RCA with the Singapore Institute of Technology, an autonomous university in Singapore, that commenced in January 2025. Both parties endeavor to produce a superior powdered form of bullfrog collagen peptides that can be sold as is or as individual peptide fragments suitable for cosmeceuticals.

In vivo and in vitro tests have demonstrated that bullfrog skins generate a pristine, triple helix collagen molecule that possesses numerous beneficial properties including superior biocompatibility and thermal stability compared to bovine and other collagen sources. In addition, published studies have reported that bullfrog-derived collagen produced 90 percent wound closure in 24 hours versus 34 percent for bovine collagen.

“We are very gratified by our collaborations with these three leading research institutes,” said Cuprina Chief Executive Officer David Quek. “I am optimistic that our joint efforts will lead to additional productive commercial applications for bullfrog-derived collagen peptides. Given the demonstrated advantages of bullfrog collagen, we believe this market has significant potential for worldwide growth.”

According to research firm MarketsandMarkets.com, the global collagen peptides market is expected to grow from US$699 million in 2023 to US$922 million in 2028, a CAGR of 5.7 percent.1 As per the firm, “The value of collagen peptides has significantly risen due to its increased utilization in various sectors such as medical, cosmetics, food, and pharmaceutical applications. This growth is further driven by the growing awareness of consumer health in emerging markets like Asia Pacific, Middle East, Africa, and South America.”

About Cuprina Holdings (Cayman) Limited

Cuprina is a Singapore-based biomedical and biotechnology company dedicated to the development and commercialization of innovative products for the management of chronic wounds and infertility, as well as operating in the health and beauty sectors. The Company’s expertise in biomedical research allows it to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https://www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com

1 MarketsandMarkets Research Private Ltd (2023). Collagen Peptides Market by Source (Bovine, Porcine, Marine & Poultry), Application (Food & Beverages, Nutritional Products, Cosmetics & Personal Care Products, Pharmaceuticals), Form (Dry, Liquid) and Region - Global Forecast to 2028.